As filed with the Securities and Exchange Commission on May 15, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

General Geophysics Company
 (Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -            .)

TABLE OF CONTENTS

Page
FORWARD-LOOKING STATEMENTS	3
PART I
Item 1: UNAUDITED FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of March 31, 2002 and December 31, 2001	4
Unaudited Interim Consolidated Statements of Operations for the three months ended March 31, 2002 and 2001	6
Unaudited Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and 2001	7
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the three months ended March 31, 2002 and the year ended December 31, 2001	8
Analysis by Industry Segment
Notes to the Unaudited Financial Statements	9
Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	14
Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
PART II
Item 1: LEGAL PROCEEDINGS	21
Item 6: EXHIBITS AND REPORTS ON FORM 6-K	22

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Item 1: UNAUDITED FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

     The accounting principles applied by the Group in the preparation of the accompanying interim financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with regulation Number 99-02 approved by the decree dated June 22, 1999 of the French “Comité de la Réglementation Comptable”.

     French GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 1 and 2 describe the principal differences between French GAAP and U.S. GAAP as they relate to CGG, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the quarter ended March 31, 2002.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	March 31, 2002		December 31, 2001
	(unaudited)

	U.S.$	€	€
	(amounts in million)
ASSETS
Current assets
Cash and cash equivalents	100.6	115.4	56.7
Trade accounts and notes receivable	206.4	236.8	274.1
Inventories and work-in-progress	75.4	86.5	93.9
Other current assets	50.0	57.3	54.2

Total current assets	432.4	496.0	478.9
Long term receivable and other investments	16.1	18.5	19.4
Investments in and advances to companies under the equity method	45.2	51.9	51.4
Property, plant and equipment, net	256.6	294.4	280.7
Goodwill and intangible assets, net	170.5	195.6	184.0

Total assets	920.8	1,056.4	1,014.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	10.3	11.8	6.2
Current portion of long-term debt	26.0	29.9	24.4
Trade accounts and notes payable	73.7	84.5	96.6
Accrued payroll costs	44.9	51.5	52.5
Income taxes payable	20.3	23.3	28.2
Advance billings to customers	15.2	17.5	12.6
Other current liabilities	34.1	39.1	40.5

Total current liabilities	224.5	257.6	261.0
Long-term debt	261.6	300.1	255.1
Other long-term liabilities	23.0	26.4	25.6

Total long-term liabilities	284.6	326.5	280.7

Minority interest	8.9	10.2	9.9
Common stock, 24,498,368 shares authorized; 11,680,718 shares with a € 2 nominal value issued and outstanding as of March 31, 2002 and 11,680,718 as of December 31, 2001	20.4	23.4	23.4
Additional paid-in capital	302.9	347.5	347.5
Retained earnings	61.3	70.3	54.6
Net income (loss) for the period	(4.9)	(5.6)	15.7
Cumulative translation adjustment	23.1	26.5	21.6

Total shareholders’ equity	402.8	462.1	462.8

Total liabilities and shareholders’ equity	920.8	1,056.4	1,014.4

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on March 29, 2002, which was U.S.$0.8717 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	(unaudited)

	2002	2002	2001

	U.S.$	€	€
	(amounts in million, except per share data)
Operating revenues	137.5	157.8	182.2
Cost of operations	(105.1)	(120.5)	(153.7)

Gross profit	32.4	37.3	28.5
Research and development expenses — net	(6.0)	(6.9)	(8.6)
Selling, general and administrative expenses	(19.9)	(22.8)	(19.1)
Other revenues (expenses) — net	(0.4)	(0.5)	0.9

Operating income (loss)	6.1	7.1	1.7
Interest and other financial income and expense — net	(5.8)	(6.7)	(5.9)
Exchange gains (losses) — net	(1.3)	(1.5)	0.2

Income (loss) from consolidated companies before income taxes	(1.0)	(1.1)	(4.0)
Income taxes	(2.5)	(2.9)	(2.0)

Net income (loss) from consolidated companies	(3.5)	(4.0)	(6.0)
Equity in income (losses) of investees	0.2	0.2	1.5
Goodwill amortization	(1.5)	(1.7)	(1.5)

Net income (loss) before minority interest	(4.8)	(5.5)	(6.0)
Minority interest	(0.1)	(0.1)	—

Net income (loss)	(4.9)	(5.6)	(6.0)

Weighted average number of shares outstanding	11,680,718	11,680,718	11,314,485
Dilutive potential shares from stock-options	—	—	—

Dilutive weighted average number of shares outstanding	11,680,718	11,680,718	11,314,485
Net income (loss) per share
Basic	(0.42)	(0.48)	(0.53)
Diluted	(0.42)	(0.48)	(0.53)

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on March 29, 2002, which was U.S.$0.8717 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,

	(unaudited)

	2002	2002	2001

	U.S. $	€	€
	(amounts in million)
Cash flows from operating activities
Net income (loss)	(4.9)	(5.6)	(6.0)
Depreciation and amortization	15.1	17.3	19.5
Multi-client surveys amortization	17.7	20.3	17.8
Net loss (gain) on sale of assets	0.4	0.5	(0.1)
Deferred income taxes	(0.4)	(0.5)	(0.6)
Minority interest	0.1	0.1	—
Equity in income of investees, net of dividends	(0.2)	(0.2)	(1.5)
Increase (decrease) in other long-term liabilities	—	—	2.0
Other non-cash items	18.5	21.2	7.5
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	34.5	39.6	7.6
(Increase) decrease in inventories and work in progress	(1.1)	(1.3)	(10.9)
(Increase) decrease in other current assets	(2.0)	(2.3)	—
Increase (decrease) in trade accounts and notes payable	(10.6)	(12.2)	1.2
Increase (decrease) in other current liabilities	(11.1)	(12.7)	2.1

Net cash provided by operating activities	56.0	64.2	38.6
Cash flows from investing activities
Purchases of property, plant and equipment(a)	(14.9)	(17.1)	(9.6)
Investments in multi-client surveys	(27.5)	(31.5)	(14.2)
Proceeds from sale of assets	0.4	0.5	0.4
Cash paid for acquired businesses, net of cash acquired	—	—	(26.6)
Investments in and advances to companies under the equity method	0.1	0.1	(0.3)
Decrease (increase) in other investments	(0.1)	(0.1)	(0.6)

Net cash used in investing activities	(42.0)	(48.1)	(50.9)
Cash flows from financing activities
Repayment of long-term debt	(40.5)	(46.4)	(11.3)
Issuance of long-term debt	77.3	88.7	26.9
Repayment of capital lease obligations	(3.3)	(3.8)	(3.6)
Government research grants received	—	—	—
Government research grants repaid	(0.1)	(0.1)	(0.1)
Increase (decrease) in bank overdrafts	4.8	5.5	9.8

Net cash provided by (used in) financing activities	38.2	43.9	21.7
Effects of exchange rate changes on cash	(1.1)	(1.3)	1.9

Net increase (decrease) in cash and cash equivalents	51.1	58.7	11.3
Cash and cash equivalents at beginning of year	49.5	56.7	60.0

Cash and cash equivalents at end of period	100.6	115.4	71.3

(a) not including equipment acquired under capital leases	—	—	—

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on March 29, 2002, which was U.S.$0.8717 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES
IN UNAUDITED INTERIM CONSOLIDATED SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders'
	shares issued	capital	capital	Earnings	adjustment	equity

	(in € million, except for number of shares and U.S. dollar amounts)
Balance at January 1, 2001	10,086,389	15.4	329.0	(30.3)	6.6	320.7
Capital increase	1,594,329	8.0	100.5			108.5
Net income				15.7		15.7
Foreign currency translation					15.0	15.0
Other			(82.0)	84.9		2.9

Balance at December 31, 2001	11,680,718	23.4	347.5	70.3	21.6	462.8

Capital increase
Net income				(5.6)		(5.6)
Foreign currency translation					4.9	4.9
Other

Balance at March 31, 2002	11,680,718	23.4	347.5	64.7	26.5	462.1

Balance at March 31, 2001 (in millions of U.S. $)		20.4	302.9	56.4	23.1	402.8

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on March 29, 2002, which was U.S.$0.8717 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Analysis by industry segment

	3 months ended March 31, 2002 (unaudited)				3 months ended March 31, 2001 (unaudited)

			Eliminations				Eliminations
	Geophysical		and	Consolidated	Geophysical		and	Consolidated
	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

	(in € million)				(in € million)
Revenues from unaffiliated customers	107.0	50.8	—	157.8	125.6	56.6	—	182.2
Inter-segment revenues	0.2	11.0	(11.2)	—	0.4	8.8	(9.2)	—
Operating revenues	107.2	61.8	(11.2)	157.8	126.0	65.4	(9.2)	182.2
Operating income (loss)	0.2	11.8	(4.9)	7.1 (a)	(7.2)	11.9	(3.0)	1.7 (a)
Equity in income (loss) of investees	0.6	(0.4)	—	0.2	1.8	(0.3)		1.5
Capital expenditures (b)	52.1	0.6	(4.1)	48.6	24.9	1.9	(3.0)	23.8
Depreciation and amortization (c)	35.5	3.4	(1.4)	37.5	34.1	4.5	(1.4)	37.2
Corporate assets amortization				0.1				0.1
Investments in companies under equity method	0.2	—	—	0.2	0.3	—	—	0.3
Identifiable assets	683.7	261.2	(83.5)	861.5	647.2	291.7	(49.1)	889.8
Unallocated and corporate assets				194.9				122.8

Total assets				1,056.4				1,012.6

(a)	Includes general corporate expenses of €2.5 million for the first quarter of 2002 and €1.7 million for the comparable period in 2001.

(b)	Includes investments in multi-client surveys of €31.5 for the first quarter of 2002 and €14.2 for the comparable period in 2001 and equipment acquired under capital leases, of which there was none in the first quarters of 2002 or 2001.

(c)	Includes multi-client survey amortization of €20.3 million for the first quarter of 2002 and €17.8 million for the comparable period in 2001 and goodwill amortization for our Services and Products segments of €0.3 million and €1.4 million, respectively, for the first quarter of 2002 and €0.3 million and €1.2 million, respectively, for the comparable period of 2001.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Note 1 — Reconciliation to U.S. GAAP

•	Unaudited Condensed Consolidated Statement of Operations

	March 31, 2002				March 31, 2001

	French GAAP	FAS 133 impact	FAS 142 impact	U.S. GAAP	U.S. GAAP

	(in € million, except per share data)
Operating revenues	157.8	(4.5)		153.3	182.2

Operating income	7.1	(3.0)		4.1	1.7

Financial expenses, net	(6.7)			(6.7)	(5.9)
Exchange gains (losses), net	(1.5)	7.2		5.7	0.2
Equity in income of affiliates	0.2			0.2	1.5

Income (loss) before income taxes and minority interest	(0.9)	4.2		3.3	(2.5)

Income taxes	(2.9)	(1.4)		(4.3)	(2.0)
Goodwill amortization	(1.7)		1.7	—	(1.5)
Minority interest	(0.1)			(0.1)	—

Net income (loss)	(5.6)	2.8	1.7	(1.1)	(6.0)

Weighted average number of shares outstanding				11,680,718	11,314,485
Dilutive potential shares from stock-options				—	—

Dilutive weighted average number of shares outstanding				11,680,718	11,314,485
Net income (loss) per share
Basic				(0.09)	(0.53)
Diluted				(0.09)	(0.53)

•	Condensed Consolidated Balance Sheet

	March 31, 2002 (unaudited)			December 31, 2001

		US GAAP
	French GAAP	impact	U.S. GAAP	U.S. GAAP

	(in € million)
Current assets	496.0	(0.5)	495.5	472.5
Long-term assets	560.4	—	560.4	535.5

Total assets	1,056.4	(0.5)	1,055.9	1,008.0

Current liabilities	257.6	1.4	259.0	261.0
Long-term liabilities	326.5	—	326.5	280.7
Minority interest	10.2	—	10.2	9.9
Shareholders’ equity	462.1	(1.9)	460.2	456.4
Total liabilities & Shareholders’ equity	1,056.4	(0.5)	1,055.9	1,008.0

•	Shareholders’ Equity

	March 31,	December 31,
	2002	2001
	(unaudited)

	(amounts in € million)
Shareholders’ equity as reported in the Consolidated Balance Sheets	462.1	462.8
Cumulative effect adjustment	(6.4)	—
Goodwill amortization	1.7	—
Derivative instruments and hedging activities	2.8	(6.4)

Shareholders’ equity according to U.S. GAAP (1)	460.2	456.4

(1)	Including comprehensive income of €3.8 million for the first quarter of 2002 and € 24.2 for the year 2001

Note 2 — Additional U.S. gaap disclosures

U.S. Accounting Standards

     In July 2001, the Financial Accounting Standards Review Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Additionally, SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, Accounting Principles Board (“APB”) Opinion No. 16, although in some instances previously recognized intangibles to be subsumed into goodwill. SFAS No. 141 requires that upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS No. 141.

     Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing, under SFAS No. 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized; instead they will be carried at the lower of cost or market value and be tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption, we may need to record a cumulative effect adjustment to reflect the impairment of previously recognized goodwill and intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. We are currently evaluating the impact of adoption of this statement.

     For the first quarter of 2001, our reported net loss was €6.0 million with basic and diluted losses per share of €(0.53). Adjusted for the non-amortization provisions of SFAS No. 142, our reported net loss would have been €4.5 million and our basic and diluted loss per share would have been €(0.40) resulting in a decrease in net loss of €1.5 million or a €0.13 lower loss per basic and diluted share.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three strategic business units, or SBUs:

•	the Land SBU for land seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales and related services; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     We have organized our Services segment in this way since 1999.

     Our Products segment includes primarily our equipment manufacturing subsidiaries, comprising Sercel.

     During 2000 and 2001, our operational capability has been enhanced by several strategic acquisitions, which have broadened the market presence of both our Products segment and our Offshore strategic business unit (“SBU”). During this period, our shareholders’ equity has increased by an aggregate €191 million, and we issued U.S.$170 million (€191 million) of seven-year senior notes at the end of 2000, with an additional offering in February 2002 of U.S.$55 million (€62 million) of such notes.

     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. This spending depends in part on present and expected future oil and gas prices. Most of 1999 was characterized by depressed oil prices, which resulted in lower levels of cash flow for oil and gas companies and lower spending on exploration and production, including geophysical services. Oil and gas prices increased significantly from mid-1999 through 2000, resulting in a modest increase in spending on geophysical services by our clients. In early 2001, economic conditions in Europe and the United States began to deteriorate, and oil and gas prices declined. The events of September 11, 2001 compounded the worsening economic climate. These conditions, in turn, resulted in a reduction in energy demand and downward pressure on energy prices, particularly gas in North America, as well as oil worldwide. Nevertheless, the seismic industry market continued its recovery, albeit at a slower rate. We believe that this resilience resulted in particular from the necessity for the major oil and gas operators to replace reserves which otherwise are currently being depleted at a rate estimated by industry analysts at 5 to 10% per year.

     Revenues in the first quarter of 2002 decreased 13% compared with our revenues for the first quarter of 2001. This decrease in overall revenues resulted from a slowdown in our Services segment, particularly our Land and Offshore SBUs, which experienced a decrease in revenues of 30% and 20%, respectively, in the first quarter of 2002 compared to the same period in 2001 due in part to the sale of our radio positioning business and the upgrading of one of our ships, which is as a result expected to be in drydock until July 2002. Revenues for the first quarter of 2002 for our Products segment decreased slightly, by 5% compared to our revenues for the same period in 2001, a relatively stable result given the weaker equipment market globally. Our backlog as of March 31, 2002 was €310 million, relatively stable compared to December 31, 2001, when backlog was €300 million and up somewhat compared to March 31, 2001, when backlog stood at €283 million.

     Our results of operations have also been affected by the shift in the offshore market towards a higher proportion of non-exclusive surveys, which have larger initial financing requirements. Non-exclusive surveys accounted for approximately 65% of our marine seismic activities in 2000. In 2001, our marine seismic activities were more evenly balanced between exclusive and non-exclusive surveys, with non-exclusive surveys accounting for approximately 43% of our marine seismic activities in 2001. This balance is more consistent with our historical experience, and is also a result of the greater flexibility generated by the acquisition of two additional vessels from Aker.

     Acquisitions and Dispositions

     Effective December 24, 2001, we sold the three companies comprising our radio positioning business to Fugro N.V. (“Fugro”), a Dutch corporation, for €7 million in cash.

     On January 16, 2001, we acquired two marine seismic vessels and certain seismic data from an affiliate of Aker. As consideration for this acquisition, we paid U.S.$25 million in cash, which we funded using a portion of the proceeds of our offering of senior notes in November 2000, and we issued 1,591,407 shares of our common stock at a value of approximately €69.27 per share, representing approximately €110 million, to Aker.

     On December 21, 2000, we purchased from LDA its 40% interest in CGG Marine, acquired 50% of the capital stock of the entity that owns the CGG Mistral, and agreed to the subsequent upgrade of the CGG Mistral from six to ten streamers. In connection with these transactions and as consideration for these acquisitions, we issued to LDA 413,969 shares of our common stock having a value of approximately €29 million at closing.

     As a result of the foregoing transactions, we significantly upgraded our fleet capacity and will further increase our capacity with the upgrade of the CGG Mistral, which we expect will be complete by mid-year 2002. In addition, as a result of the Aker acquisition, we acquired certain seismic data. We plan to continue developing our marine acquisition services to strengthen our position in this part of the market and to continue strengthening our position in the marine seismic market for non-exclusive data by further developing our non-exclusive data library. We believe that a strong position in these areas is vital to enhance further our global competitive position as it will permit us to adapt to current market demand and will provide opportunities for significant future sales. Our results of operations will depend on our continuing ability to take advantage of market demand and position ourselves to take advantage of future opportunities.

      On October 4, 2000, we sold our interpretation software subsidiaries, Flagship S.A. and Flagship LLC, to Paradigm Geophysical Ltd. (“Paradigm”). In connection with the transaction, we received U.S.$4 million in cash and 1,500,000 shares of Paradigm common stock, representing approximately 11% of Paradigm’s outstanding capital stock, and having a value of approximately U.S.$10.5 million at closing.

      On September 29, 2000, we acquired Mark Products, a leading manufacturer of geophones, hydrophones, cables and connectors used in land, marine and transition zone geophysical applications worldwide. As consideration for the acquisition, we issued 352,237 shares of our common stock, having a value of approximately €27 million at closing.

     Corporate Restructuring Plan

      In response to weak market conditions, in October 1998 we began a corporate restructuring plan in which we reduced our total headcount by 900, primarily through the reduction of 419 full-time jobs at our offices and data processing center at Massy, France and lay-offs in overseas locations. We anticipated the cost savings related to our restructuring plan to be approximately Euros 46 million annually starting in 2001 and our experience in the year ended December 31, 2001 is in line with this estimate. For the year ended December 31, 2000, we estimate that we realized cost savings related to this plan of approximately Euros 38 million. In 1998 and 1999, we recorded Euros 35 million in charges to establish a reserve related to the costs of implementing the restructuring plan.

      In addition, we continuously review our operating efficiency and cost structure and seek to improve them through productivity gains and the optimization of purchases and sub-contract services. For example, we recently renegotiated time charters of two ships with Louis Dreyfus Armateurs, the shipowner. These optimization programs are established and implemented by each SBU through specific action plans.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2001 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. Because we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-Client survey accounting

     Within our Services segment, when we acquire and process data on a non-exclusive basis, we recognize revenue when services are performed and invoiced to the customer. We amortize multi-client survey data over the expected marketing period for the related survey (generally between three and seven years), on a pro-rata method based on recognized revenues as a percentage of total estimated revenues. We estimate total revenues based on a combination of factors, including our experience in the relevant geographical region of the survey and market conditions in that region. Generally, the revenues we have recognized have not differed materially from our estimates. Future adverse changes in market conditions in the applicable geographic area could, however, cause material differences and require a downward adjustment to the net book value of the survey.

Exclusive survey accounting

     Within our Services segment, when we acquire or process seismic data on an exclusive contract basis, we recognize revenue using the percentage of completion method. Use of the percentage of completion method requires us to make estimates of our future costs under the related contract.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to 20 years. We select the period of benefit based on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either market value or the sum of discounted future cash flows.

Three months ended March 31, 2002 compared to three months ended March 31, 2001

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended March 31,

	2002		2001

	(in € million, except percentages)
Land SBU	35.1	22%	49.9	28%
Offshore SBU	41.1	26	51.6	28
Processing & Reservoir SBU	30.8	20	24.1	13

Total Services	107.0	68%	125.6	69%
Products	50.8	32	56.6	31
Total	157.8	100%	182.2	100%

Revenues by Region (by location of customers)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended March 31,

	2002		2001

	(in € million, except percentages)
Americas	69.3	44%	60.9	33%
Asia-Pacific/Middle East	44.6	28	46.6	26
Europe and CIS	25.3	16	39.0	21
Africa	18.6	12	35.7	20

Total	157.8	100%	182.2	100%

Operating Revenues

     Our consolidated operating revenues for the first quarter of 2002 decreased 13% to Euros 157.8 million from Euros 182.2 million for the comparable period of 2001. This decrease was primarily attributable to decreases in operating revenues from our Services segment, in particular our Land and Offshore SBUs, and, to a lesser extent our Products segment.

Services

     Operating revenues for our Services segment (excluding internal sales) decreased 15% to Euros 107.0 million for the first quarter of 2002 from Euros 125.6 million for the comparable period of 2001. This decrease was primarily attributable to a slowdown in our Land SBU and a temporary decrease in capacity in our Offshore SBU.

     Land SBU   Operating revenues for our Land SBU decreased 30% to Euros 35.1 million for the first quarter of 2002 compared to Euros 49.9 million for the comparable period in 2001. On average, 12 crews were in operation during the first quarter of 2002, compared to 16 crews in the comparable period of 2001. This significant downturn in activity is a consequence of our low backlog in the fourth quarter of 2001, following the events of September 11th.

     Offshore SBU   Operating revenues for our Offshore SBU decreased 20% to Euros 41.1 million for the first quarter of 2002, from Euros 51.6 million for the comparable period of 2001. The decrease was due primarily to the sale of our radio positioning business and the temporary unavailability of the CGG Mistral, which is currently being upgraded in dry dock and is expected to be delivered during July 2002. We believe that prices were stable in the first quarter of 2002 compared to the comparable period of 2001.

     Multi-client data sales increased 37% to Euros 32.4 million for the first quarter of 2002 from Euros 23.7 million for the comparable period of 2001 due to the high level of pre-commitment sales for surveys in progress during the first quarter of 2001, though multi client after-sales were lower. Multi client after-sales during the first quarter of 2002 were lower than in the comparable period of 2001 following slow decision-making among our major clients. Exclusive contracts accounted for 15% of our marine seismic sales for the first quarter of 2002.

     Processing-Reservoir SBU   Operating revenues for our Processing-Reservoir SBU increased 28 % to Euros 30.8 million for the first quarter of 2002 from Euros 24.1 million for the comparable period of 2001, following an upturn that had begun during the fourth quarter of 2001.

Products

     Operating revenues for our Products segment decreased 5% to Euros 61.8 million for first quarter of 2002, from Euros 65.4 million for the comparable period of 2001. Excluding intra-group sales, revenues decreased 10.2% to Euros 50.8 million for the first quarter of 2002 compared to Euro 56.6 million in the comparable period of 2001. Within a global equipment market that was weaker than during the comparable period of 2001, especially for land equipment, Sercel maintained a very encouraging level of activity due to its technological strength, its wide range of products and its customer portfolio. Furthermore, we believe that the upturn in the marine equipment market, after three years of low activity, is becoming evident in our backlog.

Operating Expenses

     Cost of operations, including depreciation and amortization, decreased 22% to Euros 120.5 million for the first quarter of 2002 from Euros 153.7 million for the comparable period of 2001. As a percentage of operating revenues, cost of operations decreased to 76% in the first quarter of 2002 compared to 85% in the first quarter of 2001 due to improvements in our cost and operational efficiency, principally with respect to our Land SBU. Gross profit increased 31% to Euros 37.3 million for the first quarter of 2002 from Euros 28.5 million in the comparable period of 2001.

     Research and development expenditures, net of government grants, decreased 20% to Euros 6.9 million for the first quarter of 2002, compared to Euros 8.6 million for the comparable period in 2001 and representing 4.4% and 4.7% of operating revenues, respectively.

     Selling, general and administrative expenses increased 19% to Euros 22.8 million for the first quarter of 2002 from Euros 19.1 million for the comparable period of 2001. As a percentage of operating revenues, selling, general and administrative costs increased to 14% for the first quarter of 2002 compared to 11% for the first quarter of 2001, as a result of an accounting reclassification of certain amounts formerly accounted for as cost of sales and the lower level of operating revenues.

     Other expenses amounted to Euros 0.5 million in the first quarter of 2002. This amount included non-recurring losses related to exceptional charges resulting from streamer damage on one of our offshore seismic acquisition vessels.

Operating Income (Loss)

     We had operating income, before amortization of goodwill, of Euros 7.1 million for the first quarter of 2002, compared to Euros 1.6 million for the comparable period of 2001.

     Operating income from our Services segment was slightly positive at Euros 0.2 million for the first quarter of 2001 compared to an operating loss of Euros 7.2 million for the comparable period of 2001. All of our Services SBUs showed improvement in their profitability for the first quarter of 2002 compared to the comparable period of 2001.

     Operating income from our Products segment was Euros 11.8 million in the first quarter of 2002 compared to Euros 11.9 million for the comparable period of 2001, a stable result in a softening market for land equipment, which was somewhat balanced by increased demand for marine products.

     Of the Euros 1.7 million in goodwill amortization charges we recorded for the first quarter of 2002, Euros 0.3 million related to our Services segment and Euros 1.4 million related to our Products segment.

     Operating income does not include a positive contribution of Euros 0.2 million from subsidiaries consolidated under the equity method and in particular a profit of Euros 0.6 million from Argas, our Saudi Arabian joint venture.

Financial Income and Expenses, Net

     Net interest expense increased 13% to Euros 6.7 million in the first quarter of 2002 from Euros 5.9 million for the first quarter of 2001. Net debt was Euros 226.4 million as of March 31, 2002 compared to Euros 236.9 million as of March 31, 2001. Our issuance of an additional US$55 million 10 5/8%  Senior Notes due 2007 in February 2002 will further increase interest charges in future years.

     Foreign exchange losses were Euros 1.5 million for the first quarter of 2002 compared to a Euros 0.2 million foreign exchange gain for the comparable period of 2001 due to unfavorable hedges. In connection with hedging our currency exposure risks, we hedged U.S. dollars by forward sales, which can have either a favorable or unfavorable impact due to the variation of expected future exchange rates for the Euro and the U.S. dollar

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method was Euros 0.2 million for the first quarter of 2002 compared to Euros 1.5 million for the comparable period of 2001. Equity in income from Argas, our joint venture in Saudi Arabia, was Euros 0.6 million for the first quarter of 2002 compared to Euro 1.8 million for the comparable period of 2001.

Income Taxes

     Income taxes increased 45% to Euros 2.9 million for the first quarter of 2002 from Euros 2.0 million for the for the comparable period of 2001, principally due to a different mix of activities during the first quarter of 2002, particularly in certain countries where our operations were subject to taxation based on revenues or by means of withholding.

     Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, mainly when based on revenues, does not generate comparable tax credits in France.

Net Income (Loss)

     Our net result for the first quarter of 2002 was a loss of Euros 5.6 million compared to a net loss of Euros 6.0 million for the comparable period of 2001 after taking into account income of Euros 0.1 million in 2002 from our minority interest in the entity that directly owns the CGG Mistral.

Liquidity and Capital Resources

     Our principal needs for capital were the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the first quarter of 2002, our net cash provided by operating activities, before change in working capital, was Euros 53.1 million compared to Euros 38.6 million for the comparable period of 2001. Changes in working capital in the first quarter of 2002 had a positive impact on cash from operating activities of Euros 11.1 million compared to a slightly positive impact of Euros 0.1 million in the comparable period for 2001.

Investing Activities

     During the first quarter of 2002, we incurred capital expenditures of Euros 17.1 million, related primarily to the upgrading of the CGG Mistral and the acquisition of a 408 UL seismic data recording system. During the first quarter of 2002, we also invested Euros 31.5 million in our multi-client library, primarily in strategic deepwater areas in the Gulf of Mexico and offshore Brazil. As of March 31, 2002, the net book value of our marine multi-client data library was Euros 103 million (U.S.$90 million). Multi-client surveys accounted for approximately 85% of our marine seismic activities in the first quarter of 2002.

Financing Activities

     On September 15, 1999, we entered into a multi-currency U.S.$130 million syndicated credit facility with a group of banks led by Société Générale and Natexis Banques Populaires. The facility consolidated and replaced approximately 80% of our existing bank lines at that date and consists of a five-year U.S.$90 million tranche, which begins amortizing after the third year, and a U.S.$40 million tranche due in two years (which we repaid). The syndicated credit facility bears interest at a graduated rate beginning with a spread of 175 basis points over three-month LIBOR, PIBOR or EURIBOR until September 15, 2000 and averages 150 basis points over these rates for the life of the loan thereafter. We agreed to limitations on our net debt compared to equity, excluding goodwill, (1.3, 1.15 and 1.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to the maintenance of a net debt to EBITDA ratio (3.0, 2.5 and 2.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to a minimum net worth test (minimum equity of €122 million, €137 million and €160 million for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively) and to the completion of a capital increase of not less than €46 million by December 31, 1999 as part of the syndicated facility. In addition, we granted the lenders under the syndicated facility a lien on the accounts receivable of CGG, Flagship S.A. and Sercel S.A. in an amount up to the amount of any outstanding borrowings under these facilities.

      On August 31, 2000, we signed an agreement with our bank syndicate, including Royal Bank of Canada as a new participant, to extend our main syndicated line of credit from U.S.$130 million to U.S.$180 million. The additional U.S.$50 million tranche C was entirely subscribed by Royal Bank of Canada, and expired in November 2000 upon repayment in full of Tranche C with a portion of the net proceeds from our offering of senior notes in November 2000. We accepted certain additions to the collateral to this line of credit and consequently pledged in favor of the banks the shares of Sercel Holding S.A. This pledge automatically expired on September 30, 2001.

      On November 22, 2000, we issued U.S.$170 million aggregate principal amount of 10 5/8% Senior Notes due 2007 in the international capital markets. We used the approximately U.S.$164.9 million of net proceeds to repay a portion of outstanding indebtedness under our existing syndicated credit facility and to fund the U.S.$25 million cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker.

      On February 5, 2002, we issued an additional U.S.$55 million aggregate principal amount, at par value, of 10 5/8% Senior Notes due 2007 in the international capital markets. With the net proceeds of approximately U.S.$53 million, we plan to repay approximately U.S.$22 million of outstanding indebtedness under our existing syndicated credit facility, repay approximately U.S.$10 million in other long-term revolving debt and use the balance and for general corporate purposes.

     Net cash provided by financing activities during the first quarter of 2002 was Euros 43.9 million, principally from the U.S.$55 million senior note issuance.

     Net debt as of March 31, 2002 was Euros 226.4 million, a decrease of 3% from Euros 236.9 million as of March 31, 2001 and Euros 229.4 as of December 31, 2001. The ratio of net debt to equity decreased to 49% as of March 31, 2002 compared to 53.6% as of March 31, 2001.

     Adjusted EBITDA for the first quarter of 2002 was Euros 40.5 million compared to Euros 36.7 million for the corresponding period of 2001. Expressed in U.S. GAAP, EBITDA was Euros 40.0 million for the first quarter of 2002 and Euros 36.6 million for the first quarter of 2001.

     Contractual Obligations

      The following table sets forth our future contractual cash obligations as of March 31, 2002.

Contractual Cash Obligations

	Payments Due by Period

	Less than			After
	1 year	2-3 years	4-5 years	5 years	Total

	(in € million)
Long-Term Debt	8.6	7.6	3.6	264.0	283.8
Capital Lease Obligations	35.4	16.6	10.8	—	62.8
Operating Leases	44.4	51.1	33.8	12.3	141.5
Other Long-Term Obligations (bond interest)	27.7	55.4	55.4	20.8	159.2

Total Contractual Cash Obligations	116.1	130.6	103.6	297.0	647.3

Trend Information

Euro

     We operate in an essentially U.S. dollar-denominated environment in which the introduction of the Euro has had limited consequences. On January 1, 1999, 11 member states of the European Union, including France, where we have our headquarters, adopted fixed exchange rates between their national currencies and the Euro. On January 1, 2002, the Euro became the official currency of 12 European Union countries. As a result, their national currencies (including the French franc) will cease to exist during the first half of 2002, after a transition period during which the national currencies and the Euro will co-exist.

     As part of our ongoing systems updates, we have made the necessary modifications to our existing information, financial and management control systems and software to permit us to bill, invoice and report in Euro. As of January 1, 2001 we adopted the Euro as our reporting currency. The total cost of addressing the Euro issue has not been material to our financial condition, results of operations or liquidity.

     Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in Euros at the Noon Buying Rate on the last day of the relevant period. The Noon Buying Rate was U.S.$1.00 to €1.164 on March 28, 2002. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in Euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the three months ended March 31, 2002 and the years ended December 31, 2001 and 2000 over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than Euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in Euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the Euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to Euros are stated at an increased value.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in Euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Inflation

     Inflation has not had a material effect on our results of operations during the periods presented. We operate in, and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Indonesia and Venezuela. We attempt to limit such risk by, for example, indexing payments in the currency against the exchange rate at a certain date to account for inflation during the contract term.

Income Taxes

     We conduct the majority of our field activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations. We do not receive any credit in respect of French taxes for income taxes paid by foreign branches and subsidiaries. Net tax expenses in recent periods were attributable to activities, principally in land acquisition, carried on outside of France. We have significant tax loss carryforwards that are available to offset future taxation on income earned in certain OECD countries. We recognize tax assets, where a minimum history of profit for the past three years exists and budget estimates also indicate a profit for the following year.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets are denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of March 31, 2002.

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

	Fair value (in € millions)
Cap contracts
Interest rate cap U.S. dollar	34.7						34.7	0.0
Capped rate	7.5%
Debt
U.S. dollar	1.4	0.5	0.2	0.2	0.2	262.9	265.4	312.3
Average fixed rate	7.4%	7.0%	7.8%	7.8%	7.8%	10.6%	10.6%
U.S. dollar	3.2	2.1	0.6	0.5			6.4	6.6
Average variable rate	3.9%	4.1%	2.9%	2.9%			3.8%
Euro	9.7	8.6	5.8	3.9	1.6		29.6	30.9
Average fixed rate	6.0%	6.2%	6.6%	6.5%	6.6%		6.3%
Euro	3.3	2.0	1.9	6.0			13.2	14.5
Average variable rate	4.3%	4.6%	4.7%	4.8%			4.6%
Other currencies	0.3	0.3	0.3	0.3	0.2		1.4	1.5
Average fixed rate	7.7%	7.7%	7.6%	7.4%	7.2%		7.65%
Other currencies	1.8	0.2	0.1	0.1	0.1	1.0	3.3	3.3
Average variable rate	14.4%	7.6%	7.3%	7.3%	7.3%	8.0%	11.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	72.0							(1.8)
U.S. dollars average rate	0.8813
Options — Puts (in U.S.$)	15							0.0
U.S. dollars average rate	0.9050

PART II

Item 1: LEGAL PROCEEDINGS

      We are not, nor are any of our subsidiaries, involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material and, to the best of our knowledge, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Item 6: EXHIBITS AND REPORTS ON FORM 6-K

Exhibits

      The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit

3.1	English translation of the Articles of Association (status) of CGG.(1)

4.1	Form of American Depositary Receipt.(2)

4.2	Form of Deposit Agreement between CGG and The Bank of New York, as depositary.(2)

4.3	Indenture dated as of November 22, 2000 between CGG and The Chase Manhattan Bank as Trustee, which includes the form of the 10-5/8% Senior Notes due 2007 as an exhibit thereto.(3)

4.4	Registration Rights Agreement dated as of February 8, 2002 by and among CGG, RBC Dominion Securities Corporation and Salomon Brothers International Limited.(1)

10.1	Purchase Agreement dated February 5, 2002 among the Registrant, RBC Dominion Securities Corporation and Salomon Smith Barney Inc.(1)

Notes:

(1)	Incorporated by reference to CGG’s Annual Report on Form 20-F, dated May 7, 2002.

(2)	Incorporated by reference to CGG’s Registration Statement on Form F-1 (SEC File No. 333-06800), dated April 16, 1997, as amended.

(3)	Incorporated by reference to CGG’s Registration Statement on Form F-4 (SEC File No. 333-13060), dated January 11, 2001, as amended.

Reports on Form 6-K

     On January 22, 2002, we filed a report on Form 6-K including a press release announcing our backlog for marine seismic data acquisition.

     On February 5, 2002, we filed a report on Form 6-K including a press release announcing our intention to sell senior notes in the international capital markets and announcing our estimated results for the year 2001.

     On February 6, 2002, we filed a report on Form 6-K/A amending our Form 6-K filed on November 14, 2001.

     On March 15, 2002, we filed a report on Form 6-K announcing our audited results for the year 2002.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

/s/ Michel Ponthus Compagnie Générale de Géophysique (Registrant)
/s/ Michel Ponthus Michel Ponthus Senior Executive Vice President Finance and Human Resources and Chief Financial Officer

Date: May 15, 2002